Exhibit 99.1

Sapiens Named as an AI Decisioning Platform leader in Analyst Evaluation

Sapiens Decision cited as a “good fit” for customers seeking visionary AI decisioning big thinkers with the capabilities for highly regulated industries’ use cases.

Rochelle Park, NJ, July 9, 2025 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a global leader in intelligent SaaS-based software solutions, today announced that Sapiens Decision has been named a Leader in The Forrester Wave™: AI Decisioning Platforms, Q2 2025. This recognition marks a significant milestone for Sapiens, positioning the company as a leader in an emerging, business-critical technology category that enables organizations to safely and effectively leverage AI for better decision-making and operational outcomes.

Sapiens was evaluated among 15 providers in the highly competitive category of AI Decisioning Platforms, emerging as a leader based on the evaluation of its product capabilities, strategic vision, and other criteria. The company was cited for its ability to serve the sophisticated needs of highly regulated industries, such as insurance and financial services.

“We believe Forrester’s recognition validates our long-standing commitment to delivering operational excellence and business agility through AI decisioning,” said Roni Al-Dor, President and CEO of Sapiens. “We’re proud to be a leader in this strategically vital category and to help insurers and financial organizations optimize outcomes, control AI risks, and deliver measurable business value faster than ever before. With organizations facing growing pressures to modernize, adopt AI responsibly, and improve operations, Sapiens offers a proven, enterprise-grade solution that delivers scalable results.”

The Forrester report noted that, “Sapiens is a good fit for customers that want to benefit from visionary AI decisioning big thinkers, with all of the capabilities to handle the sophisticated use cases of highly regulated industries.” It recognizes the platform for excelling in governance with robust observability, and decision-authoring tools that create a cohesive and productive experience for both business and technical users.

This recognition caps a remarkable progression for Sapiens in the AI decisioning space. The company’s success reflects its growing market presence, expanded go-to-market initiatives, and ongoing product innovation, including AI-driven capabilities that extract and manage business rules from complex policy documents and legacy codebases.

Sapiens Decision provides end-to-end, AI-enabled decision intelligence capabilities – from decision logic extraction and no-code decision modeling – to highly scalable deployment, monitoring, evaluation, and optimization. It offers a technology-independent solution to fit any architecture, enabling organizations to reuse their existing infrastructure and governance models.

The company’s AI Decisioning Platform bridges the gap between probabilistic AI and deterministic decisioning based on rules, putting essential governance guardrails around AI-driven processes, while accelerating operational efficiency, time to market, and decision accuracy.

To access the Forrester report, please click here.

www.sapiens.com

ABOUT SAPIENS

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global leader in intelligent SaaS-based software solutions. With Sapiens’ robust platform, customer-driven partnerships, and rich ecosystem, insurers are empowered to future-proof their organizations with operational excellence in a rapidly changing marketplace. Our Saas-based solutions help insurers harness the power of AI and advanced automation to support core solutions for property and casualty, workers’ compensation, and life insurance, including reinsurance, financial & compliance, data & analytics, digital, and decision management. Sapiens boasts a longtime global presence, serving over 600 customers in more than 30 countries with its innovative offerings. Recognized by industry experts and selected for the Microsoft Top 100 Partner program, Sapiens is committed to partnering with our customers for their entire transformation journey and is continuously innovating to ensure their success.

For more information, please visit  https://sapiens.com, or follow us on LinkedIn.

*Forrester does not endorse any company, product, brand, or service included in its research publications and does not advise any person to select the products or services of any company or brand based on the ratings included in such publications. Information is based on the best available resources. Opinions reflect judgment at the time and are subject to change. For more information, read about Forrester’s objectivity here.

Investor and Media Contact
Yaffa Cohen-Ifrah
Sapiens Chief Marketing Officer and Head of Investor Relations

Mobile: +1 917 533 4782
Email: Yaffa.cohen-ifrah@sapiens.com

www.sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:  the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; the global macroeconomic environment, including headwinds caused by inflation, relatively high interest rates, potentially unfavorable currency exchange rate movements, and uncertain economic conditions, and their impact on our revenues, profitability and cash flows; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the coronavirus epidemic,  and fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024. In order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com